EXHIBIT 99.2

General Atlantic Singapore Fund Pte. Ltd 8 Marina View, #41-04 Asia Square Tower 1 Singapore 018960 Reg#201106196Z Tel +65 6661 6700 Fax +65 6442 0323 www.generalatlantic.com

Preliminary Non-Binding Proposal
to Acquire All Outstanding Shares and American Depositary Shares in Fang Holdings Limited

November 30, 2020
The Board of Directors Fang Holdings Limited
Tower A, No. 20 Guogongzhuang Middle Street
Fengtai District, Beijing 100070
The People’s Republic of China

Dear Board Members:

General Atlantic Singapore Fund Pte. Ltd. (together with its affiliated investment entities, “General Atlantic”, as the “Proposing Buyer”) hereby submits this preliminary non-binding proposal (the “Proposal”) to acquire all of the outstanding shares and American Depositary Shares (“ADSs”, each representing ten Class A ordinary shares), of Fang Holdings Limited (the “Company”), not already beneficially owned by General Atlantic (the proposed “Transaction”).

We believe that our Proposal provides an attractive opportunity for the Company’s shareholders, especially during a time of persisting operating difficulty and ongoing COVID-19 uncertainty. The Proposal represents a premium of 20% to the Company’s stock price as of the close of business on November 27, 2020 and a premium of approximately 40% to the Company’s 30-day volume weighted average price up to November 27, 2020.

Set forth below are the primary terms of our Proposal:

1.	Purchase Price. We propose to acquire all of the outstanding ordinary shares and ADSs of the Company not already beneficially owned by General Atlantic. The consideration payable for each ADS to be acquired will be US$14.68 in cash, and the consideration payable for each ordinary share to be acquired will be US$1.468 in cash.

2.
Funding. We intend to finance the Transaction primarily with equity capital, and possibly debt capital. Equity financing will be provided from us as the Proposing Buyer and additional potential buyer consortium members, if any.

3.
Due Diligence. We believe that we will be in a position to complete customary due diligence for the Transaction in a timely manner and in parallel with discussions of corresponding  definitive agreements.

4.
Definitive Agreements. We are prepared to promptly negotiate and finalize definitive agreements (“Definitive Agreements”) for the Transaction. These documents will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.

5.
Process. We believe that the Transaction will provide superior value to the Company’s shareholders. We recognize that the Company’s Board of Directors will likely need to evaluate the Transaction independently before the Company can make any determinations.

6.
About General Atlantic. General Atlantic is a leading global growth equity firm providing capital and strategic support for growth companies. Established in 1980, General Atlantic has more than 180 investment professionals based in New York, Greenwich, Palo Alto, São Paulo, London, Munich, Mexico City, Beijing, Shanghai, Hong Kong, Mumbai, Amsterdam, Singapore and Jakarta. General Atlantic combines a collaborative global approach, sector specific expertise, a long-term investment horizon and a deep understanding of growth drivers to partner with management teams to build exceptional businesses worldwide. General Atlantic has approximately $40 billion in assets under management, and the firm’s unique capital base is comprised of long-term commitments primarily from wealthy families and large charitable foundations; this affords General Atlantic with flexibility in investment structures and time horizon, enabling a strong partnership approach with growth companies.

7.
No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to the Transaction. A binding commitment will result only from the execution of Definitive Agreements, and then will be on terms and conditions provided in such documentation.

We would like to express our commitment to working collaboratively with the Company to bring this Transaction to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us.

Sincerely,
General Atlantic Singapore Fund Pte. Ltd.

/s/ Ong Yu Huat
Ong Yu Huat
Director